April 12, 2019

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549-0505

Re:	Calamos Investment Trust (the “Trust”) (File Nos. 333-230277)

Ladies and Gentlemen:

On behalf of the Trust, we are filing today, pursuant to Rule 488 under the Securities Act of 1933, as amended, (the “Securities Act”) by electronic submission via EDGAR, Pre-Effective Amendment No. 1 to the Registration Statement on Form N-14 (the “Amendment”). This Amendment is being filed for the purposes of responding to comments from the staff of the Securities and Exchange Commission relating to the proxy statement/prospectus on Form N-14, filed pursuant to Rule 488 under the Securities Act, on March 14, 2019, filing exhibits and completing certain open information.

If you have any questions or need any clarification concerning the foregoing or this transmission, please call the undersigned at (630) 245-1105.

Very truly yours,

/s/ Tammie Lee

Tammie Lee

cc:	John P. Calamos, Sr.

J. Christopher Jackson, Esq.

Paulita Pike, Esq., Ropes & Gray LLP

Rita Rubin, Esq., Ropes & Gray LLP